40-202A/A

File No. 803-00226

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. ~~1~~2 TO
APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H) OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

D-W INVESTMENTS LLC
Suite 350
One North Franklin Street
Chicago, Illinois 60606

All communications, notices, and orders to:

Martin E. Lybecker, Esq.
Perkins Coie LLP
Suite 600
700 Thirteenth Street, N.W.
Washington, D.C. 20005

This Application (including Exhibits) consists of ~~18~~19 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of D-W Investments LLC Suite 350 One North Franklin Street Chicago, Illinois 60606 File No. 803-00226	))))))))))))	AMENDMENT NO. ~~1~~2 TO APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H) OF THE INVESTMENT ADVISERS ACT OF 1940 DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

D-W Investments LLC ("Office"), a Delaware limited liability company, hereby files this application ("Application") for an Order of the Securities and Exchange Commission ("Commission") under Section 202(a)(11)(H) of the Investment Advisers Act of 1940 ("Advisers Act") declaring it to be a person not within the intent of the Advisers Act to the extent that it cannot satisfy all of the conditions to be a "family office" as defined in Rule 202(a)(11)(G)-1 ("Family Office Rule") under the Advisers Act. For the reasons discussed below, the Office believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act and the Family Office Rule.

I. BACKGROUND

A. The Office

The Office is a multi-generational single-family office which provides services to the family and descendants of Myron A. Wick, Jr. For purposes of this Application, the term "Wick Family" will mean the lineal descendants of Myron A. Wick, Jr., their spouses, and all of the persons and entities that qualify as Family Clients. [1]

[1] Unless otherwise indicated, all capitalized words have the meaning ascribed to them in the Family Office Rule.

The Office's services include asset allocation advice, investment due diligence, investment management, recordkeeping assistance, federal and state tax advice, coordination of professional relationships with accountants, attorneys and unaffiliated discretionary wealth managers, management and administration of the various Wick Family investment entities, real estate management, management and administration of trusts for the Wick Family, including providing trustees, as well as numerous other responsibilities (collectively, the "Services"). Any Service provided by the Office that relates to investment advice about securities or may otherwise be construed as advisory in nature is referred in this Application as an "Advisory Service."

Other than the provision of Services to the sister of a spouse of a lineal descendant and her membership interest in the Office that will be discussed in I.B. below, the Office complies with the three general conditions of the Family Office Rule for exclusion from the definition of "investment adviser" and regulation under the Advisers Act, including (i) each of the persons served by the Office is a Family Client, *i.e.*, the Office has no investment advisory clients other than the Family Clients as required by paragraph (b)(1) of the Family Office Rule, (ii) the Office is owned ~~(if the Additional Family Client (as defined below) were considered a Family Member)~~ and controlled in a manner that complies in all respects with paragraph (b)(2) of the Family Office Rule, and (iii) the Office does not hold itself out to the public as an investment adviser as required by paragraph (b)(3) of the Family Office Rule. At the time of this Application, Family Members account for more than 95% of the natural persons to whom the Office provides Advisory Services.

B. Additional Family Client

The Office provides Services to the sister of a spouse of a lineal descendant of Myron A. Wick, Jr. ("Sister-in-Law") and an irrevocable trust ("Trust") of which the Sister-in-Law is a beneficiary (the Sister-in-Law and the Trust, collectively, the "Additional Family Client"). If the Sister-in-Law were a Family Client, the Trust would meet the requirements of the Family Office Rule. The Office has been providing Advisory Services to the Additional Family Client for 9 years. The Sister-in-Law has less than a 3% limited liability company membership interest in the Office, and the Trust ~~each~~ has ~~a non-material~~less than a 2% limited liability company membership interest in the Office ~~through which she or it holds her or its economic interest but each has no~~. Neither the Sister-in-Law nor the Trust has a management role or exercises control over the Office. The assets beneficially owned by Family Members and/or Family Entities (excluding the Additional Family Client) make up at least 75% of the total assets of which the Office provides Advisory Services.

The Sister-in-Law has important familial ties to her brother, her brother's wife, and their children, which has resulted in her being an integral part of the Wick Family, whom she knows, trusts and respects as if a member of the immediate family, and which knows, trusts and respects her as if a member of the immediate family. She communicates regularly with other members of the Wick Family. She is routinely invited and welcome to attend family gatherings to which only family members are invited and makes a point to attend those events that are convenient. She considers herself and is considered by the other members of the Wick Family to be a part of the immediate family, and she trusts them and she has their trust as if an immediate family member. Those members of the Wick Family who are involved in the day-to-day management of the assets of the Additional Family Client believe that they have the same kind of standard of care and loyalty to the Additional Family Client as they believe that they owe to the other members of the Wick Family. Therefore, including the Additional Family Client into the definition of "family" for this purpose simply recognizes and memorializes the familial ties and intra-familial relationships that already exist, and have existed for at least 9 years while the assets of the Additional Family Client were managed for her by the Wick Family.

II. REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. . . ."

The Office falls within the definition of an investment adviser under Section 202(a)(11). The Family Office Rule provides an exclusion from the definition of investment adviser for which the Office would be eligible but for the provision of Advisory Services to the Additional Family Client. Because the Office has regulatory assets under management of more than $100 million, it is not prohibited from registering with the Commission under Section 203A(a) of the Advisers Act.

In sum, absent relief, the Office would be required to register under Section 203(a) of the Advisers Act, notwithstanding that (i) the Office does not hold itself out to the public as an investment adviser and does not market non-public offerings to persons or entities that are not Family Clients, (ii) the Advisory Services make up just a portion of the overall Services that are actually performed by the Office, and (iii) the Office is a "family office" for the Wick Family and the Additional Family Client (collectively, the "Extended Wick Family") and will not offer its Services to anyone other than the Extended Wick Family. The Office requests that the Commission issue it an Order pursuant to Section 202(a)(11)(H) declaring it not to be a person within the intent of the Advisers Act.

III. DISCUSSION

A. Relationship with the Additional Family Client Does Not Change the Nature of the Office into that of a Commercial Advisory Firm

The proposing release for the Family Office Rule states that, in defining the term "family member," the Commission distinguished between offices that serve members of a single family and those family-run offices that serve multiple families and are more commercial in nature.[2] However, the adopting release for the Family Office Rule clarified that the Advisers Act was not designed to "regulate the interactions of family members in the management of their own wealth" or apply to family offices that are "unlikely to involve commercial advisory activities."[3]

The Office believes that its circumstances are consistent with the rationale for the Family Office Rule described in the Proposing and Adopting Releases. Here, the Office has for some time provided services to the sister of a spouse of a lineal descendant of Myron A. Wick, Jr., who does not fall within the definition of Family Member, but who is considered to be, and is treated as, a member of the Wick Family, and to the irrevocable trust of which she is a beneficiary. If the family tree were otherwise, and this person was instead the sister of a lineal descendant of Myron A. Wick, Jr., rather than the sister of a spouse of a lineal descendant, there would be no question that each of the persons presently being served by the Office would be a Family Member.

In requesting this Order, the Office is not attempting to expand its operations or engage in any level of commercial activity to which the Advisers Act is designed to apply. Indeed, the number of natural persons that are not Family Members as a percentage of the total natural persons to whom the Office would provide Advisory Services if relief were granted would be minimal: less than 5%. Rather, from the perspective of the Wick Family, the Office seeks to continue providing Advisory Services exclusively to members of a single family. The Office believes that none of the concerns the Commission mentioned in the Adopting and Proposing Releases regarding an overly broad application of the Family Office Rule would materialize if the Office received the Order requested herein. Therefore, the Office is requesting that the Commission declare the Sister-in-Law to be a member of the Wick Family for purposes of the Family Office Rule.

B. <u>There Is No Public Interest in Requiring the Office to Be Registered Under the Advisers Act</u>

The Office is a private organization that was formed to be the "family office" for the Wick Family. The Office's clients are comprised solely of members of the Extended Wick Family. The Office does not have any public clients. Indeed, the Office's Advisory Services are exclusively tailored to the needs of the Extended Wick Family. The presence of the Additional Family Client who has been receiving Advisory Services from the Office for 9 years does not create any public interest concern that would require the Office to be registered under the Advisers Act that is different in any manner than the considerations that apply to a "family office" that complies in all respects with the Family Office Rule.

[2] *Family Offices*, Investment Advisers Act Rel. No. 3098 (Oct. 12, 2010) ("Proposing Release").

[3] *Id.*; see also, *Family Offices,* Investment Advisers Act Rel. No. 3220 (June 22, 2011) ("Adopting Release").

IV. PRECEDENT

The Commission issued ~~all of the existing~~ "family office" orders before the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act[4] and the adoption of the Family Office Rule.[5] The Commission did not, however, rescind those orders upon adoption of the Rule,[6] and the Office believes that those orders may provide guidance on matters that were not addressed by, do not contradict, and are consistent with the policies and goals of the Family Office Rule.[7] The Office believes that the following precedents are relevant for the reasons discussed below.

The Commission has issued an order with respect to the following applications where the family office included a member of the family that was similarly distant from a lineal ancestor comparable to the Sister-in-Law. In the Matter of The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949) (corporation whose business consists of holding, investing, and reinvesting its funds for a family all of whom are the spouses, descendants, or spouses of descendants of three brothers); In the Matter of Parkland Management Company, L.L.C., Investment Advisers Act Release No. 2362, (February 24, 2005) (company provided investment advisory services to the family, including the sister of a spouse of a lineal descendant of the common ancestor, the mother and two children of such sister, and foundations created by members of the family.); In the Matter of WLD Enterprises, Inc., Investment Advisers Act Release No. 2807 (November 14, 2008) (company organized as a "family office" to provide a wide array of services, including some investment advisory services, to the family, including the spouse of the common ancestor, the brother of the common ancestor, the spouse and lineal descendants of such brother, the spouses of the lineal descendants of such brother, certain employees, and entities created by or for the benefit of, the family).

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[4] Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. No. 111-203, 124 Stat. 1376 (2010).

[5] *See, e.g., WLD Enterprises, Inc.*, Investment Advisers Act Release Nos. 2804 (Oct. 17, 2008) [73 FR 63218 (Oct. 23, 2008)] (notice) and 2807 (Nov. 14, 2008) (order); *Parkland Management Company, L.L.C.*, Investment Advisers Act Release Nos. 2362 (Feb. 24, 2005) [70 FR 10155 (Mar. 2, 2005)] (notice) and 2369 (Mar. 22, 2005) (order); *Longview Management Group LLC*, Investment Advisers Act Release Nos. 2008 (Jan. 3, 2002) [67 FR 1251 (Jan. 9, 2002)] (notice) and 2013 (Feb. 7, 2002) (order).

[6] *See* Adopting Release, at Section II. B.

[7] The Office notes that the Commission has stated that certain issues would be more appropriately addressed through an application seeking an exemptive order than through a rule of general applicability. *See* Adopting Release, at n.34; *see also* Proposing Release, at Section II (as a rule of general applicability, the definition of "family office" could not match the exact representations, conditions, or terms contained in every exemptive order that had been issued because each of those orders necessarily varied to accommodate the particular circumstances of each applicant).

The Office believes that each of these orders treats the applicants as a Family Office even though each provides advisory services to persons that are outside the definition of "Family Client" ultimately adopted in the Family Office Rule. The Office believes that these orders recognize unusual circumstances in which an entity provides advisory services to such persons while remaining focused on a single family's needs and the entity's operations have not become commercial in nature. Although the Family Office Rule largely codified the exemptive orders that the Commission had previously issued to family offices, the Commission recognized in proposing the rule that the exact representations, conditions or terms contained in every exemptive order could not be captured in a rule of general applicability. In proposing the Family Office Rule, the Commission stated with respect to the definition of who is considered a "family client" that "[w]e have not included every type of individual or entity that has been included in a prior exemptive order based on specific facts and circumstances," and noted that family offices would remain free to seek a Commission exemptive order to advise an individual or entity that did not meet the proposed family client definition.[8] The Office believes that its unusual circumstances – providing services to Family Clients and to an Additional Family Client who has been viewed and treated as a Family Client for the past 9 years – have not changed the nature of the Office's operations to that of a commercial advisory business and that an exemptive order is appropriate based on the Office's specific facts and circumstances.[9]

V. PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, the Office states that its address is indicated on the first page of this Application. The Office further states that all written or oral communications concerning this Application should be directed to:

Martin E. Lybecker, Esq.
Perkins Coie LLP
Suite 600
700 Thirteenth Street, N.W.
Washington, D.C. 20005
(202) 434-1674

All requirements for the execution and filing of this Application on behalf of the Office have been complied with and are in accordance with the Limited Liability Company Agreement of the Office, and the undersigned manager of the Office is fully authorized to execute this Application. The Office has adopted the Resolution attached as Exhibit A authorizing the filing of this Application. The Verifications required by

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[8] *See* Proposing Release at Section II.A.

[9] The Office further notes that the Commission recently issued two exemptive orders that should serve as additional precedent. *See Gruss & Co. Inc.*, Investment Advisers Act Release Nos. 3866 (July 1, 2014) [79 FR 38338 (July 7, 2014)] (notice) and 3883 (July 29, 2014) (order); *Duncan Family* Office, Investment Advisers Act Release Nos. 3867 (July 1, 2014) [79 FR 38339 (July 7, 2014)] (notice) and 3882 (July 29, 2014) (order).

Rule 0-4(d) under the Advisers Act are attached as Exhibit B and the Proposed Notice of the proceeding initiated by the filing of this Application, required by Rule 0-4(g) under the Advisers Act, is attached as Exhibit C.

VI. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Office requests that the Commission issue an Order under Section 202(a)(11)(H) of the Advisers Act declaring it not to be a person within the intent of the Advisers Act provided that the Office complies with the following conditions:

1. The Office will offer and provide Advisory Services only to Family Clients and to the Additional Family Client, who will generally be deemed to be, and treated as if it were, a Family Client; provided, however, that the Additional Family Client will be deemed to be, and treated as if it were, a Family Member for purposes of paragraph (b)(1) and for purposes of paragraph (d)(4)(vii) of the Family Office Rule.

2. The Office will at all times be wholly owned by the Extended Wick Family and exclusively controlled (directly or indirectly) by one or more Family Members and/or Family Entities (excluding the Additional Family Client or the Additional Family Client's Family Entities) as defined in paragraph (d)(5) of the Family Office Rule.

3. At all times the assets beneficially owned by Family Members and/or Family Entities (excluding the Additional Family Client and the Additional Family Client's Family Entities) will account for at least 75% of the assets for which the Office provides Advisory Services.

4. The Office will comply with all the terms for exclusion from the definition of investment adviser under the Advisers Act set forth in the Family Office Rule except for the limited exception requested by this Application.

The Office submits that the Order is necessary and appropriate, in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

The Office submits that, pursuant to the authority granted to the Office's managers under the limited liability company agreement of the Office, the undersigned, who has signed and filed this Application on behalf of the Office, is fully authorized to do so.

Dated: ~~January~~ ____________, 2015

____

James W. DeYoung
Manager

EXHIBIT A

AUTHORIZATION OF D-W INVESTMENTS LLC

RESOLVED, that any or each of the managers of D-W Investments LLC (the "Office") is authorized and directed to prepare, execute and file, or to cause to be prepared, executed and filed, with the Securities and Exchange Commission an application or applications pursuant to 202(a)(11)(H) of the Investment Advisers Act of 1940 (the "Advisers Act"), or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders, declaring it to be a person not within the intent of the Advisers Act.

RESOLVED FURTHER, that any manager of the Office is authorized to take such further action, and to make such representations on behalf of the Office, in any matters relating to such application or any amendment thereto as they or any of them may approve as necessary or desirable.

I, James W. DeYoung, Manager of the Office, do hereby certify that the above resolutions were duly adopted by D-W Investments LLC on August 5, 2014.

Witness my hand this __th day of ~~January~~__________, 2015

____

James W. DeYoung
Manager

EXHIBIT B

DECLARATION OF APPLICANT

State of Illinois)

SS)

Cook County)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order under Section 202(a)(11)(H) of the Investment Advisers Act of 1940 ("Advisers Act") Declaring the Applicant to be a Person Not Within The Intent of the Advisers Act dated ~~January~~ _______________, 2015, for and on behalf of D-W Investments LLC ("Office"); that he is a Manager of the Office; and that all action by family clients, family members, and family entities necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

____

James W. DeYoung

Subscribed and sworn to before me, Notary Public, this _____ day of __________, 2015.

My commission expires________

EXHIBIT C

SECURITIES AND EXCHANGE COMMISSION

[Release No. IA- / 803-00226]

D-W Investments LLC; Notice of Application

[Date]

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: D-W Investments LLC (the "~~Office~~Applicant").

Relevant Advisers Act Sections: Exemption requested under section 202(a)(11)(H) of the Advisers Act from section 202(a)(11) of the Advisers Act.

Summary of Application: The ~~Office~~Applicant requests that the Commission issue an order declaring the ~~Office~~Applicant to be a person not within the intent of section 202(a)(11), which defines the term "investment adviser."

Filing Dates: The application was filed on August 7, 2014, ~~and~~ amended on January —26, 2015, and further amended on ____________, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the ~~Office~~Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on **[Date]** and should be accompanied by proof of service on the ~~Office~~Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Advisers Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. Applicant, D-W Investments LLC, c/o Martin E. Lybecker, Perkins Coie LLP, Suite 600, 700 Thirteenth Street, N.W., Washington, D.C. 20005.

For Further Information Contact: Rachel Loko, Senior Counsel, at (202) 551-6883, or Holly L. Hunter-Ceci, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained ~~for a fee at the SEC's Public Reference Branch, 100 F Street, NE, Washington D.C. 20549-0102 (telephone (202) 551-5850).~~via the Commission's website either at http://www.sec.gov/rules/iareleases.shtml or by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicant's Representations:

1. The ~~Office~~Applicant is a multi-generational single-family office that provides services to the family and descendants of Myron A.Wick, Jr. The ~~Office~~Applicant is a Delaware limited liability company that is wholly-owned, other than the exception discussed in representation 5 below, by Family Clients and is exclusively controlled (directly or indirectly) by one or more Family Members and/or Family Entities in compliance with rule 202(a)(11)(G)-1 ("Family Office Rule"). For purposes of the application, the term "Wick Family" means the lineal descendants of Myron A. Wick, Jr.,

their spouses, and all of the persons and entities that qualify as Family Clients as defined in paragraph (d)(4) of the Family Office Rule. Capitalized terms have the same meaning as defined in the Family Office Rule.

2. The ~~Office~~Applicant provides both advisory and non-advisory services (collectively, the "Services"). Any Service provided by the ~~Office~~Applicant that relates to investment advice about securities or may otherwise be construed as advisory in nature is considered an "Advisory Service."

3. The ~~Office~~Applicant represents~~,~~ that~~: (i) Other~~, other than the exceptions discussed in ~~representation 4~~representations 4 and 5 below, (i) each of the persons served by the ~~Office~~Applicant is a Family Client, *i.e.*, the ~~Office~~Applicant has no clients other than Family Clients as required by paragraph (b)(1) of the Family Office Rule, (ii) the ~~Office~~Applicant is a Delaware limited liability company owned ~~(if the Additional Family Client (as defined below) were considered a Family Member)~~ and controlled in a manner that complies in all respects with paragraph (b)(2) of the Family Office Rule, and (iii) the ~~Office~~Applicant does not hold itself out to the public as an investment adviser as required by paragraph (b)(3) of the Family Office Rule. At the time of the application, the ~~Office~~Applicant represents that Family Members account for more than 95% of the natural persons to whom the ~~Office~~Applicant provides Advisory Services.

4. The ~~Office~~Applicant provides Services to the sister of the spouse of a lineal descendant of Myron A. Wick, Jr. ("Sister-in-Law"), as well as an irrevocable trust ("Trust") of which she is a beneficiary (the Sister-in-Law and the Trust, collectively, the "Additional Family Client" and, together with the Wick Family, the "Extended Wick

Family"). The ~~Office~~Applicant represents that if the Sister-in-Law were a Family Client, the Trust would meet the requirements of (d)(4)(vii) of the Family Office Rule.

5. The ~~Additional Family Client~~Sister-in-Law has less than a ~~non-material~~3% limited liability company membership interest in the ~~Office through which she holds her economic interest but has no management role. The Office~~Applicant, and the Trust has less than a 2% limited liability company membership interest in the Applicant. Neither the Sister-in-Law nor the Trust has a management role or exercises control over the Applicant. The Applicant represents that the assets owned beneficially by Family Members and/or Family Entities (excluding the Additional Family Client) make up at least 75% of the total assets for which the ~~Office~~Applicant provides Advisory Services.

6. The ~~Office~~Applicant represents that the Additional Family Client has important familial ties to and is an integral part of the Wick Family. The ~~Office~~Applicant maintains that including the Additional Family Client in the "family" simply recognizes and memorializes the familial ties and intra-familial relationships that already exist, and have existed for at least 9 years while the assets of the Additional Family Client were managed by the Wick Family.

Applicant's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as a part of a regular business, issues or promulgates analyses or reports concerning securities . . . . "

2. The ~~Office~~Applicant falls within the definition of an investment adviser under section 202(a)(11). The Family Office provides an exclusion from the definition of investment adviser for which the ~~Office~~Applicant would be eligible but for the provision of services to the Additional Family Client. Section 203(a) of the Advisers Act requires investment advisers to register with the Commission. Because the ~~Office~~Applicant has regulatory assets under management of more than $100 million, it is not prohibited from registering with the Commission under Section 203A(a) of the Advisers Act. Therefore, absent relief, the ~~Office~~Applicant would be required to register under Section 203(a) of the Advisers Act.

3. The ~~Office~~Applicant submits that its relationship with the Additional Family Client does not change the nature of the ~~office~~Applicant into that of a commercial advisory firm. In support of this argument, the ~~Office~~Applicant notes that if the Sister-in-Law were the sister of a lineal descendant of Myron A. Wick Jr., rather than the sister of a spouse of a lineal descendant, there would be no question that each of the persons presently being served by the ~~office~~Applicant would be a Family Member, and that the related trust would meet the requirements of paragraph (d)(4)(vii) of the Family Office Rule pertaining to any irrevocable trust in which one or more other Family Clients are the only current beneficiaries. The ~~Office~~Applicant states that in requesting the order, the ~~office~~Applicant is not attempting to expand its operations or engage in any level of commercial activity to which the Advisers Act is designed to apply. Indeed, although the Sister-in-Law does not fall within the definition of Family Member, she is considered to be, and is treated as, a member of the Wick Family, and the number of natural persons who are not Family Members as a percentage of the total natural persons to whom the

~~office~~Applicant would provide Advisory Services if relie~~ve~~f were granted would be less than 5%. The ~~Office~~Applicant maintains that, from the perspective of the Wick Family, the ~~Office~~Applicant seeks to continue providing Advisory Services exclusively to members of a single family.

4. The ~~Office~~Applicant also submits that there is no public interest in requiring the ~~Office~~Applicant to be registered under the Advisers Act. The ~~Office~~Applicant states that the ~~office~~Applicant is a private organization that was formed to be the "family office" for the Wick Family, and that the ~~office~~Applicant does not have any public clients. The ~~Office~~Applicant maintains that its Advisory Services are tailored exclusively to the needs of the Wick Family and the Additional Family Client. The ~~Office~~Applicant argues that the presence of the Additional Family Client, who has been receiving Advisory Services from the ~~office~~Applicant for 9 years, does not create any public interest that would require the ~~office~~Applicant to be registered under the Advisers Act that is different in any manner from the considerations that apply to a "family office" that complies in all respects with the Family Office Rule.

5. The ~~Office~~Applicant argues that, although the Family Office Rule largely codified the exemptive orders that the Commission had previously issued before the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Commission recognized in proposing the rule that the exact representations, conditions, or terms contained in every exemptive order could not be captured in a rule of general applicability. The Commission noted that family offices would remain free to seek a Commission exemptive order to advise an individual or entity that did not meet the proposed family client definition, and that certain situations may raise unique conflicts

and issues that are more appropriately addressed through an exemptive order process where the Commission can consider the specific facts and circumstances, than through a rule of general applicability. The ~~Office~~Applicant maintains that its unusual circumstances--providing Services to Family Clients and to an Additional Family Client for the past 9 years--have not changed the nature of the ~~office~~Applicant's operations into that of a commercial advisory business, and that an exemptive order is appropriate based on the ~~Office~~Applicant's specific facts and circumstances.

6. For the foregoing reasons, the ~~Office~~Applicant requests an order declaring it to be a person not within the intent of section 202(a)(11) of the Advisers Act. The ~~Office~~Applicant submits that the order is necessary and appropriate, in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

Applicant's Conditions:

1. The ~~Office~~Applicant will offer and provide Advisory Services only to Family Clients and to the Additional Family Client, who will generally be deemed to be, and treated as if the Sister-in-Law and the Trust each were, a Family Client; provided, however, that the Additional Family Client will be deemed to be, and treated as if it were, a Family Member for purposes of paragraph (b)(1) and for purposes of paragraph (d)(4)(vii) of the Family Office Rule.

2. The ~~Office~~Applicant will at all times be wholly owned by the Extended Wick Family and exclusively controlled (directly or indirectly) by one or more Family Members and/or Family Entities (excluding the Additional

Family Client and the Additional Family Client's Family Entities) as defined in paragraph (d)(5) of the Family Office Rule.

3. At all times the assets beneficially owned by Family Members and/or Family Entities (excluding the Additional Family Client and the Additional Family Client's Family Entities) will account for at least 75% of the assets for which the ~~Office~~Applicant provides Advisory Services.

4. The ~~Office~~Applicant will comply with all the terms for exclusion from the definition of investment adviser under the Advisers Act set forth in the Family Office Rule except for the limited exception requested by the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth Murphy
Secretary

LEGAL~~28455920.9~~28455920.10